Exhibit 23.3

Consent of Independent Auditors

We consent to the reference of our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of EQT Corporation for the registration of common stock, preferred stock, and debt securities and to the incorporation by reference therein of our report dated February 20, 2024, with respect to the financial statements of Mountain Valley Pipeline, LLC – Series A included in Equitrans Midstream Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2023 and incorporated by reference in EQT Corporation’s Current Report on Form 8-K dated July 22, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

September 10, 2025